SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported) – **December 14, 2005**

ALLETE, Inc.
(Exact name of registrant as specified in its charter)

Minnesota	**1-3548**	**41-0418150**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

30 West Superior Street
Duluth, Minnesota 55802-2093
(Address of principal executive offices, including zip code)

(218) 279-5000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SECTION 8 – OTHER EVENTS

Item 8.01 Other Events

Reference is made to ALLETE, Inc.'s (ALLETE or Company) Annual Report on Form 10-K for the year ended December 31, 2004 (2004 Form 10-K), for background information on the following update.

Ref. Page 18 – Executive Officers of the Registrant
Ref. Page 42 – Item 10. Directors and Executive Officers of the Registrant

On December 14, 2005, ALLETE's Board of Directors elected the Company's President and Chief Executive Officer, Donald J. Shippar, to also serve as its Chairman, effective January 1, 2006.

Shippar, 56, was elected ALLETE President and Chief Executive Officer in January 2004. He joined the Company in 1976, and has held various positions since that time, including Senior Vice President for Customer Service and Delivery, Executive Vice President and Chief Operating Officer of Minnesota Power, and President and Chief Operating Officer of Minnesota Power. He became a member of the ALLETE Board in September 2004.

Shippar will replace Bruce Stender, the current Chairman of the ALLETE Board. Stender, 63, will remain on the ALLETE Board as Lead Director. He has been a Director of ALLETE since 1995, and will continue to chair the Corporate Governance and Nominating Committee. He is President and Chief Executive Officer of Labovitz Enterprises, Inc., which owns and manages hotel properties.

Readers are cautioned that forward-looking statements should be read in conjunction with ALLETE's disclosures under the heading: "SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995" located on page 2 of this Form 8-K.

SAFE HARBOR STATEMENT
UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, ALLETE is hereby filing cautionary statements identifying important factors that could cause ALLETE's actual results to differ materially from those projected in forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) made by or on behalf of ALLETE in this Current Report on Form 8-K, in presentations, in response to questions or otherwise. Any statements that express, or involve discussions as to expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as "anticipates," "believes," "estimates," "expects," "intends," "plans," "projects," "will likely result," "will continue," "could," "may," "potential," "target," "outlook" or similar expressions) are not statements of historical facts and may be forward-looking.

Forward-looking statements involve estimates, assumptions, risks and uncertainties and are qualified in their entirety by reference to, and are accompanied by, the following important factors, in addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements, which are difficult to predict, contain uncertainties, are beyond ALLETE's control and may cause actual results or outcomes to differ materially from those contained in forward-looking statements:

- ALLETE's ability to successfully implement its strategic objectives;
- prevailing governmental policies and regulatory actions, including those of the United States Congress, state legislatures, the Federal Energy Regulatory Commission, the Minnesota Public Utilities Commission, the Florida Public Service Commission, the Public Service Commission of Wisconsin, and various local and county regulators, and city administrators, about allowed rates of return, financings, industry and rate structure, acquisition and disposal of assets and facilities, real estate development, operation and construction of plant facilities, recovery of purchased power and capital investments, present or prospective wholesale and retail competition (including but not limited to transmission costs), and zoning and permitting of land held for resale;
- effects of restructuring initiatives in the electric industry;
- economic and geographic factors, including political and economic risks;
- changes in and compliance with environmental and safety laws and policies;
- weather conditions;
- natural disasters;
- war and acts of terrorism;
- wholesale power market conditions;
- population growth rates and demographic patterns;
- the effects of competition, including competition for retail and wholesale customers;
- pricing and transportation of commodities;
- changes in tax rates or policies or in rates of inflation;
- unanticipated project delays or changes in project costs;
- unanticipated changes in operating expenses and capital expenditures;
- global and domestic economic conditions;
- our ability to access capital markets;
- changes in interest rates and the performance of the financial markets;
- competition for economic expansion or development opportunities;
- ALLETE's ability to manage expansion and integrate acquisitions; and
- the outcome of legal and administrative proceedings (whether civil or criminal) and settlements that affect the business and profitability of ALLETE.

Additional disclosures regarding factors that could cause ALLETE's results and performance to differ from results or performance anticipated by this report are discussed under the heading "Factors that May Affect Future Results" in Item 7 of ALLETE's 2004 Form 10-K and Item 2 of its Form 10-Q for the quarterly period ended September 30, 2005. Any forward-looking statement speaks only as of the date on which such statement is made, and ALLETE undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which that statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time and it is not possible for management to predict all of these factors, nor can it assess the impact of each of these factors on the businesses of ALLETE or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Readers are urged to carefully review and consider the various disclosures made by ALLETE in its 2004 Form 10-K and in ALLETE's other reports filed with the Securities and Exchange Commission that attempt to advise interested parties of the factors that may affect ALLETE's business.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ALLETE, Inc.

December 15, 2005

/s/ James K. Vizanko
James K. Vizanko
Senior Vice President and Chief Financial Officer